International Headquarters 14 Atir Yeda St., Kfar Sava 4464323, Israel Tel: (972) 9-764-4555 Fax: (972) 9-765-1977	U.S. Headquarters 6 Forest Ave. Paramus, N.J 07652 U.S.A Tel: (201) 843-1175 Fax: (201) 843-1457

May 16, 2017

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:	Jan Woo, Legal Branch Chief Gabriel Eckstein, Attorney-Advisor

Re:          Request for Effectiveness of Registration Statement on Form F-3 (File No. 333-217103)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Silicom Ltd. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m., Eastern Daylight Time, on May 19, 2017 or as soon as practicable thereafter.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

SILICOM LTD.

By:	/s/ Eran Gilad
Eran Gilad Chief Financial Officer

Cc:          David Schapiro, Adv. (Yigal Arnon & Co.)